Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

SEACOR Marine Holdings Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

78413P101

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78413P101	Schedule 13G	Page 1 of 5

1	Names of Reporting Persons Charles Fabrikant
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 589,361 (see Item 4)
	6	Shared Voting Power 500,261 (see Item 4)
	7	Sole Dispositive Power 589,361 (see Item 4)
	8	Shared Dispositive Power 500,261 (see Item 4)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,089,622
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row (9) 5.0%
12	Type of Reporting Person IN

CUSIP No. 78413P101	Schedule 13G	Page 2 of 5

ITEM 1.	(a) Name of Issuer:

SEACOR Marine Holdings Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

12121 Wickchester Lane, Suite 500

Houston, Texas 77079

ITEM 2.	(a) Name of Person Filing: Charles Fabrikant (“Mr. Fabrikant”)

(b) Address of Principal Business Office:

c/o SEACOR Holdings Inc.

2200 Eller Drive, PO Box 13038

Fort Lauderdale, FL 33316

(c) Citizenship: Mr. Fabrikant is a United States citizen.

(d) Title of Class of Securities:

Common stock, $0.01 par value per share (the “Common Stock”).

(e) CUSIP Number:

78413P101

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ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a) – (c) The responses of Mr. Fabrikant to Rows 5, 6, 7, 8, 9 and 11 of the cover page, which relate to the beneficial ownership of the Common Stock of the Issuer, are incorporated by reference.

As of December 31, 2019, Mr. Fabrikant beneficially owned an aggregate of 1,089,622 shares of Common Stock: (i) 462,218 shares that are owned directly, (ii) 61,684 shares, which Mr. Fabrikant has the right to acquire within 60 days upon the exercise of outstanding options granted by the Issuer, (iii) 350,414 shares owned by Fabrikant International Corporation, of which he is President, (iv) 65,459 shares owned by VSS Holding Corporation, of which he is President and sole stockholder, (v) 12,064 shares owned by the Sara J. Fabrikant 2012 GST Exempt Trust, of which he is a trustee, (vi) 14,406 shares owned by Sara Fabrikant, his wife, (vii) 19,097 shares owned by the Article Sixth Trust U/W/O Elaine Fabrikant FBO Eric Fabrikant, of which he is trustee, (viii) 60,324 shares owned by the Charles Fabrikant 2012 GST Exempt Trust, of which his wife is a trustee, (ix) 804 shares owned by the Harlan Saroken 2009 Family Trust, of which his wife is a trustee, (x) 804 shares owned by the Eric Fabrikant 2009 Family Trust, of which his wife is a trustee and (xi) 42,348 shares owned by the Charles Fabrikant 2009 Family Trust, of which he is a trustee. Accordingly, as of December 31, 2019, Mr. Fabrikant beneficially owned approximately 5.0% of the Common Stock outstanding (based upon 21,855,014 shares of Common Stock outstanding as of October 31, 2019, as reported on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2019).

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ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 78413P101	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2020

CHARLES FABRIKANT

By:	/s/ Charles Fabrikant